SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

06004667

SECU... ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel F. Wolf (212) 478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ERNST & YOUNG

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2005

D. E. Shaw Securities, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D. E. Shaw Securities, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

Oath or Affirmation

I, Stuart Steckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Securities, L.L.C.

By: D. E. Shaw & Co., L.P., as managing member

By: ____________________
Stuart Steckler
Managing Director
Chief Financial Officer

Subscribed and sworn to before me this 28th day of February, 2006

By: ____________________
Notary Public

NATHAN C THOMAS
Notary Public - State of New York
NO. 02TH6113598
Qualified in New York County
My Commission Expires 8/2/08

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company"), a Delaware limited liability company, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2006

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2005

	(in thousands)
Assets	
Receivable from clearing broker	$ 1,759
Other assets	15
Total Assets	**$ 1,774**
Liabilities and Members' Capital	
Payable to Parent	$ 192
Other liabilities and accrued expenses	106
Total Liabilities	**298**
Commitments	
Members' Capital	**1,476**
Total Liabilities and Members' Capital	**$ 1,774**

The accompanying notes are an integral part of this statement.

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Managing Member") is the managing member of the Company and held 33.9 percent of the Company's capital at year-end. D. E. Shaw Securities Trading, L.P. (the "Parent") is the sole non-managing member of the Company.

The Company is a securities broker-dealer that is currently involved in certain private placement activities and also acts as executing broker for other companies in the D. E. Shaw group.

It should be noted that nothing in this statement of financial condition or notes thereto shall create or imply any limit on the discretion of the Managing Member.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts that approximate fair value.

In the normal course of business, the Company has entered into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnifications is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard, there is no expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability in this connection under U.S. GAAP.

U.S. federal and state income taxes have not been provided because the members report their respective distributive share of the Company's taxable income or loss on their respective tax returns. As discussed below, the Company does, however, include a provision for unincorporated business taxes, when appropriate.

3. Receivable From Clearing Brokers

Any transactions in financial instruments are cleared by a limited number of clearing brokers (the "Clearing Brokers") pursuant to clearance agreements. During 2005, all of the Company's cash was deposited with one such Clearing Broker (i) for safekeeping purposes, and (ii) as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) against an increase in regulatory capital requirements, and for expenses, operating costs, and other operating needs of the Company. This subjects the Company to credit risk with respect to this Clearing Broker.

4. Related Party Transactions

The Managing Member, directly and through certain affiliates, provides substantially all personnel, management, and overhead, and certain other services to the Company and the Parent. In consideration for providing these services and in accordance with the applicable operating agreements, the Managing Member is reimbursed by the Parent's parent company for the effect of its bearing related expenses as well as for certain other of its and its members' costs resulting directly or indirectly from its management activities. In turn, the Company is responsible for its allocable share of these costs and expenses pursuant to an expense allocation agreement between the Managing Member, the Parent, and the Company. In connection with this agreement, the total costs and expenses applicable to the Company (primarily related to personnel costs and professional fees) were charged to the Company by the Parent. Payable to Parent represents amounts due with respect to such activities. Any such payables are due on demand.

The Company receives no compensation for the execution services it provides to other companies in the D. E. Shaw group, nor did it receive any compensation during the year (other than expense reimbursement) for its role in private placement activities.

5. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the United States Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain

5. Net Capital Requirement (Continued)

minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of approximately $1.5 million, which exceeded the minimum requirement by approximately $1.2 million.

Proprietary balances, if any, held at a Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and such Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

6. Taxes

The Company is subject to unincorporated business taxes related to its operations. To the extent taxes are provided for in the financial statements, any such taxes are accrued for at the effective rate of the Company.

The Company has $22.2 million of net operating loss carryforwards from prior years. The Company has recognized a valuation allowance for the entire balance of the deferred tax assets of $0.9 million resulting from the net operating loss carryforwards as it is more likely than not that the deferred tax assets may not be realizable in future years. The loss carryforwards will expire at various times between 2020 and 2025.

At December 31, 2005, any provision for unincorporated business taxes was entirely offset by the deferred tax asset.